 Immediate Release: NR 11-14

EXTORRE EXTENDS HIGH GRADE GOLD-SILVER ZONES AT CERRO MORO

Vancouver, B.C., July 20, 2011 – Extorre Gold Mines Limited (AMEX:XG; TSX:XG; Frankfurt: E1R, OTC: EXGMF – “Extorre” or the “Company”) is pleased to report that exploration drilling continues to extend gold-silver mineralization at its 100% owned Cerro Moro project in Santa Cruz Province, Argentina. Assay results reported in this news release are from drilling undertaken during the second quarter of 2011 on prospects other than the recent Zoe discovery.

Results include drilling extensions to known mineralization at Escondida (Fomicruz), Gabriela, and Esperanza-Nini; infill drilling at the Martina and Carla prospects; and reconnaissance drilling from the Deborah, Tres Lomas, Michelle, Agostina, Natalia and Belen prospects.

Click here for the map of Cerro Moro prospect drilling

Assay highlights from five different prospects include:

MD1254 (Gabriela vein) intersected 7.37 metres (“m”) at 6.3 grams per tonne (“g/t”) gold + 853 g/t silver (23.4 g/t gold equivalent*), including 0.76m at 15.1 g/t gold + 1,835 g/t silver (51.8 g/t gold equivalent*) and 1.46m at 16.5 g/t gold + 2,347 g/t silver (63.4 g/t gold equivalent*).

MD1265 (Gabriela vein) intersected 4.5m at 5.2 g/t gold + 970 g/t silver (24.6 g/t gold equivalent*), including 2m at 10.2 g/t gold + 1,976 g/t silver (49.8 g/t gold equivalent*).

MD1261 (Carla vein) intersected 10m at 17.5 g/t gold + 544 g/t silver (28.3 g/t gold equivalent*), including 2.05m at 61.4 g/t gold + 2,090 g/t silver (103.2 g/t gold equivalent*).

MD1211 (Esperanza vein) intersected 5m at 6.4 g/t gold + 448 g/t silver (15.3 g/t gold equivalent*), including 0.8m at 34.4 g/t gold + 1,940 g/t silver (73.2 g/t gold equivalent*).

MD1174 (Agostina vein) intersected 0.70m at 64 g/t gold + 1,670 g/t silver (97.4 g/t gold equivalent*).

MD1159B (Martina vein) intersected 0.9m at 18 g/t gold + 26 g/t silver (18.5 g/t gold equivalent*), including 0.3m at 42.6 g/t gold + 41 g/t silver (43.4 g/t gold equivalent*).

An updated resource estimate expected in Q4 will include the high grade Zoe vein and mineralization from most of the above veins.

Exploration Manager Mr. Matt Williams stated “Drilling the extensions of the known veins at Cerro Moro has successfully expanded multiple areas of mineralization that with further drilling could lead to additional resources on the property. Importantly this drilling demonstrates that very high grades are not confined to a particular vein or site on the property."

“The Cerro Moro vein field is extensive, covering an area of +100 square kilometres. Our geologists assign priority rankings to the various regional targets, a process that ranked the Zoe vein as #11. With our recent success we have reassigned priorities and placed five rigs on the Zoe discovery. We will leave one rig on the regional targets as there is scope for additional significant discoveries on the property.”

Significant drilling results from the Gabriela vein (at a 1.0 g/t gold equivalent* cut-off grade):

Drill Hole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalents* (g/t)	Gold Equivalents* (oz/ton)
MD1154	226.75	229.66	2.91	0.9	158	4.0	0.13
including	229.00	229.66	0.66	2.7	450	11.7	0.38
MD1171	117.90	119.00	1.10	12.6	1,831	49.2	1.58
MD1185	277.60	285.00	7.40	0.9	163	4.2	0.13
MD1227	78.10	82.75	4.65	2.5	407	10.6	0.34
including	80.90	82.15	1.25	7.4	1,149	30.4	0.98
MD1248	97.00	102.00	5.00	2.2	444	11.1	0.36
including	100.76	101.30	0.54	11.6	2,670	65.0	2.09
MD1248	119.00	125.00	6.00	1.9	305	8.0	0.26
MD1254	74.63	82.00	7.37	6.3	853	23.4	0.75
including	75.60	76.36	0.76	15.1	1,835	51.8	1.67
and	77.04	78.50	1.46	16.5	2,347	63.4	2.04
MD1257	51.25	59.00	7.75	3.2	430	11.8	0.38
including	53.50	54.65	1.15	14.2	2,045	55.1	1.77
MD1259	104.80	107.00	2.20	5.7	672	19.2	0.62
MD1265	159.00	163.50	4.50	5.2	970	24.6	0.79
including	159.50	161.50	2.00	10.2	1,976	49.8	1.60
MD1271	133.61	136.11	2.50	1.1	206	5.2	0.17
including	135.46	135.76	0.30	4.4	813	20.7	0.66

Click here for the Gabriela long section

Significant drilling results from the Carla vein (at a 1.0 g/t gold equivalent* cut-off grade):

Drill Hole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalents* (g/t)	Gold Equivalents* (oz/ton)
MD1247	11.84	18.00	6.16	5.8	396	13.7	0.44
including	11.84	14.11	2.27	14.9	1,005	35.0	1.12
MD1258	41.31	42.82	1.51	9.8	469	19.2	0.62
including	41.31	41.83	0.52	24.2	1,009	44.4	1.43
MD1260	8.00	10.00	2.00	50.8	817	67.1	2.16
MD1261	35.00	45.00	10.00	17.5	544	28.3	0.91
including	37.95	40.00	2.05	61.4	2,090	103.2	3.32
MD1262	12.00	21.00	9.00	7.4	205	11.5	0.37
including	18.00	19.90	1.90	27.4	763	42.7	1.37
MD1268	15.55	18.00	2.45	7.2	438	16.0	0.51
including	15.55	16.55	1.00	17.1	1,027	37.6	1.21
MRC0046	78.00	81.80	3.80	3.2	241	8.0	0.26
including	80.00	81.80	1.80	6.4	481	16.1	0.52

Click here for the Carla long section

Significant drilling results from the Esperanza and Niniveins (at a 1.0 g/t gold equivalent* cut-off grade):

Drill Hole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalents* (g/t)	Gold Equivalents* (oz/ton)
MD1146	100.00	105.31	5.31	1.1	227	5.7	0.18
including	102.77	103.80	1.03	4.4	782	20.0	0.64
MD1188	28.25	31.80	3.55	5.8	611	18.0	0.58
including	29.10	30.00	0.90	19.7	2,080	61.3	1.97
MD1211	42.00	47.00	5.00	6.4	448	15.3	0.49
including	42.60	43.40	0.80	34.4	1,940	73.2	2.35
MD1211	63.00	66.00	3.00	5.5	166	8.8	0.28
including	64.00	65.00	1.00	14.9	436	23.6	0.76

Click here for the Esperanza and Nini long sections

Significant drilling results from other prospects (at a 1.0 g/t gold equivalent* cut-off grade):

Drill Hole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalents* (g/t)	Gold Equivalents* (oz/ton)
Michelle
MD1197	30.00	32.00	2.00	13.4	19	13.8	0.44
MD1199	49.00	53.20	4.20	3.2	168	6.6	0.21
incl	50.92	52.80	1.88	6.8	193	10.6	0.34
Agostina
MD1174	28.55	29.25	0.70	64.0	1,670	97.4	3.13
MD1179	29.67	31.73	2.06	4.0	36	4.7	0.15
Martina
MD1159B	336.50	337.40	0.90	18.0	26	18.5	0.59
incl	336.50	336.80	0.30	42.6	41	43.4	1.40
Escondida Fomicruz
MD1170	416.00	417.35	1.35	7.6	7	7.7	0.25
Natalia
MD1198	43.00	47.00	4.00	2.9	12	3.1	0.10
Deborah
MD1193	17.77	22.70	4.93	2.9	54	4.0	0.13
MD1222	6.00	11.00	5.00	6.9	126	9.4	0.30
incl	9.00	11.00	2.00	9.9	222	14.4	0.46
Tres Lomas
MD1228	63.30	64.65	1.35	3.7	242	8.6	0.28
incl	63.30	63.65	0.35	13.4	852	30.4	0.98
Belen
MD1212	86.50	87.60	1.10	3.3	43	4.1	0.13

Click here for Fomicruz and Martina long sections

* Gold equivalent grade is calculated by dividing the silver assay result by 50, adding it to the gold value and assuming 100% metallurgical recovery.

Quality Control and Assurance

Drill widths presented above are drill intersection widths and may not represent the true widths of mineralization.

Gold assay results presented above are preliminary with no cutting of high grades. All diamond drill core samples are split on regular metre intervals or on geological contacts and represent sawn half HQ-size core. Samples were prepared at the Acme Analytical Laboratories (“Acme Labs”) preparation facility on-site at Cerro Moro (managed and staffed by Acme Labs), and assayed by fire assay (50 gram charge) at the Acme Labs laboratory in Chile, an ISO-9001:2000 certified laboratory.

Check assaying of all samples assaying greater than 1.0 g/t gold is completed by Acme Labs. Samples returning greater than 10 g/t gold and/or greater than 100 g/t silver are assayed using gravimetric analyses. Standard and blank samples are used throughout the sample sequence as checks for the diamond drilling reported in this release.

Assaying by the screen fire assay method has been implemented in conjunction with standard 50 gram fire assaying, for diamond drill cores that contain visible gold. The procedure for screen fire assaying involves crushing and sieving of a nominal 500 or 1,000 gram sample to a particle size of 100 microns. All material which does not pass through the 100 micron sieve is then assayed. Two fire assays are undertaken on the undersize material as a check on homogeneity. The total gold content is then calculated.

Matthew Williams, Extorre’s Exploration Manager and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Extorre

Extorre is a Canadian public company listed on the Toronto and NYSE Amex Exchanges (symbol XG). Extorre’s assets comprise approximately $45 million in cash, the Cerro Moro, Puntudo and Don Sixto projects, and other mineral exploration properties in Argentina.

On April 19, 2010, Extorre announced the following NI 43-101 compliant mineral resource estimate for Cerro Moro:

Indicated Category: 357,000 oz. gold + 15.3 million oz. silver (662,440 oz. gold equivalent*), plus Inferred Category: 190,000 oz. gold + 12.0 million oz. silver (430,880 oz. gold equivalent*)

The 662,440 ounce gold equivalent* indicated resource, has an average grade of 35 g/t gold equivalent*, a grade considered exceptional by industry standards. The silver contribution is high, accounting for over 40% of the metal value. Additional inferred resources of 430,880 ounces gold equivalent* are also reported from Cerro Moro. Gold equivalent values have been re-calculated at a 50:1 gold to silver ratio.

The Province of Santa Cruz formally approved the Cerro Moro Environmental Impact Assessment report on May 17, 2011. That report approves the mining plan put forward to the Province in September 2010. The Company anticipates receipt of an updated PEA study, which will not include the Zoe discovery, in July 2011.

You are invited to visit the Extorre web site at www.extorre.com.

EXTORRE GOLD MINES LIMITED

Eric Roth
President and CEO
extorre@extorre.com

For further information, please contact: Rob Grey, VP Corporate Communications Tel: 604.681.9512 Fax: 604.688.9532 Toll-free: 1.888.688.9512
For further information, please contact: Rob Grey, VP Corporate Communications Tel: 604.681.9512 Fax: 604.688.9532 Toll-free: 1.888.688.9512
Suite 1660, 999 West Hastings St. Vancouver, BC Canada V6C 2W2

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of its drilling programs, various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing, establishment and extent of resources estimates, potential production from and viability of its properties, production costs and permitting submission and timing. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold and silver, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those relating to the Cerro Moro project and general risks associated with the mineral exploration and development industry described in our financial statements and MD&A for the fiscal period ended December 31, 2010 filed with the Canadian Securities Administrators and available at www.sedar.com. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term “resource” does not equate to the term “reserve”. The Securities Exchange Commission’s (the “SEC”) disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by SEC standards, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

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